Brighton Securities Corp.

Statements of Financial Condition

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brighton Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Monroe Avenue
(No. and Street)

Rochester	NY	14618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jared Kopp (585) 340-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Jai Ramachandran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JEANINE B DRAKE
Notary Public, State of New York
No. 01DR6308314
Qualified in Monroe County
Commission Expires July 21, 20 18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brighton Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brighton Securities Corp. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brighton Securities Corp.'s management. Our responsibility is to express an opinion on Brighton Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brighton Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs, PLLC

We have served as Brighton Securities Corp.'s auditor since 2017.

Pittsford, New York

February 26, 2018

Brighton Securities Corp.
Statements of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 117,006
Marketable securities, at fair value	1,543,574
Receivable from brokers or dealers	213,798
Other receivables	39,932
Note receivables from employees	32,000
Stock subscription receivables	380,514
Property and equipment, less accumulated depreciation	390,034
Prepaid expenses	92,727
Intangible assets, less accumulated amortization	174,816
	$ 2,984,401

Liabilities

Accrued commissions, expenses and other liabilities	$ 209,588
Accrued profit sharing contribution	121,509
Note Payable	171,328
	502,425

Stockholders' equity

Class A voting common stock, $0.10 par value, authorized	
400 shares, 96.64 shares issued and 36 shares outstanding	3
Class B non-voting common stock, $0.10 par value,	
authorized 400 shares, 8 shares issued and outstanding	-
Additional paid-in capital	437,493
Retained Earnings	3,461,761
	3,899,257
Less 60.94 shares of Class A voting common stock in	
treasury, at cost	(1,417,281)
Total stockholders' equity	2,481,976
	$ 2,984,401

See accompanying notes to financial statements

1. THE COMPANY

Brighton Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in thirty nine states. The Company, which maintains offices in Rochester and Batavia, New York, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides corporate advisory and income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company beginning January 1, 2018. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Advisory and Management Fees – Investment advisory and management fee income is recognized as earned on a pro rata basis over the term of the related contract.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Receivables - Commissions receivable from brokers or dealers consists primarily of amounts due from the Company's Clearing Broker, Wells Fargo Clearing Services, LLC. Other receivables consist of various amounts due to the Company. During 2017, the Company reversed an allowance for doubtful accounts of $25,720 from an amount due from 2016 and took a bad debt expense of $51,440 for the entire amount owed once the receivable was deemed uncollectible. Notes receivable from employees consist of non-interest bearing advances that are being repaid on a monthly or annual basis. Stock subscription receivables are secured by the stock under a pledge agreement, bear interest at 1% or 3%, and either 20%, 30% or 33% of each subscriber's shareholder distribution shall be applied to repaying the receivable until it is paid in full.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statements of Income.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	5-39 years
Furniture and fixtures	5-10 years
Equipment	3-7 years

Other Assets - Other assets represents acquired intangible assets, including customer lists and employment and non-solicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to five years.

3.   FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

3.   FAIR VALUE MEASUREMENT, Continued

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for marketable securities measured at fair value.

Corporate debt securities, municipal bonds and government debt securities are valued at the last reported sales price at year end.

Common stocks are valued at the quoted market price of the issuer's common stock at year end.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's marketable securities measured at fair value on a recurring basis as of December 31 that have been classified in the fair value hierarchy as Level 1:

	2017
Corporate debt securities	$ 1,524,551
Municipal bonds	10,342
Government debt securities	8,681
Marketable securities, at fair value	$ 1,543,574

4.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2017
Leasehold improvements	$ 968,783
Furniture and fixtures	202,030
Equipment	120,049
	1,290,862
Less: Accumulated depreciation	900,828
	$ 390,034

Depreciation expense for the years ended DECEMBER 31, 2017 amounted to $83,328, and there was a net loss on the disposal of assets of $2,518.

5.   INTANGIBLE ASSETS

Other assets consist of the following at December 31:

	2017
Customer lists	$ 210,000
Employment/non-solicitation agreements	413,440
	623,440
Less: Accumulated amortization	448,624
	$ 174,816

6.   NOTE PAYABLE

The Company had a noninterest bearing note payable in the original amount of $228,440 as the result of a non-solicitation agreement. The Company made the first four quarterly payments totaling $57,112 in 2017 in accordance with the agreement. The remaining quarterly payments by year are listed below:

2018	$57,104
2019	$57,112
2020	$57,112

7.   SHAREHOLDERS' EQUITY

During 2017, the Company acquired one Class B share from a shareholder and this share was added to Treasury Stock. The total acquisition price was $43,258.

6

8.   LEASES

The Company leases its Batavia office facility under the terms of a lease agreement that expires February 17, 2021. The lease agreement requires an annual base rent of $15,000, payable in monthly installments, plus certain repairs and maintenance expenses. Rent commitments for the next five years are as follows:

2018	$15,400
2019	$15,000
2020	$15,000
2021	$2,500
2022	$0

The Company leases its Brighton office facility under the terms of a lease agreement that expires June 30, 2026. The lease agreement requires the Company to make additional rental payments equal to their share of certain repairs and maintenance expenses, and real estate taxes, and requires the following annual base rent, payable in monthly installments, for the next five years:

2018	$186,954
2019	$188,022
2020	$199,938
2021	$201,066
2022	$210,342

The remaining rent commitment through the end of the lease is $775,071.

9.   RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers substantially all employees, who may elect to contribute a portion of their salary to the plan, subject to statutory limitations. The Company contributions to the plan are made at the discretion of the Company's Board of Directors. Total Company contributions for years ended December 31, 2017 were $125,144.

10.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,321,597, which was $1,221,597 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of 0.3802 to 1.

11.   INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

In accordance with Financial Accounting Standards Board Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. At December 31, 2017, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2015.

12.   OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis.   The Clearing Broker processes transactions comprising approximately 80% of the Company's total revenue.   The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary.   The Company's policy is to monitor its market exposure risk.   In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

Subsequent to year end, the Company has reorganized to have a parent company, Brighton Securities Holdings Inc. The company is electing a C Corp designation for 2018 taxes.

14.   RELATED PARTY TRANSACTIONS

Shareholder George Conboy has a 10% ownership stake in a real estate partnership that leases the Brighton office to the Company. The Company holds a Note Receivable with shareholder Jai Ramachandran as part of his employment contract. Each year of service forgives a part of the note.